May 2, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20579-0406

Re:          GTSI Corp.

Form 8-K

Filed March 16, 2006, April 7, 2006 and April 14, 2006

File No. 000-19394

Dear Mr. Krikorian:

On behalf of GTSI Corp. (“GTSI” or “Company”), I am hereby submitting this letter in response to your comment letter dated April 18, 2006 regarding the above referenced Current Reports filed by the Company.

Your letter focuses on GTSI’s disclosure in these Current Reports under Item 4.02, Non-Reliance on Previous Issued Financial Statements or Related Audit Report or Completed Interim Review. Specifically, you questioned how the Company

“…determined that the correction of these errors [inventory and revenue recognition] did not have a material impact on [GTSI’s] Form 10-K as of and for the year ended December 31, 2005 and periods prior to the fiscal year 2005.”

Our response to these comments appears below.

Impact on Form 10-K for year ended December 31, 2005

The impact on the Company’s financial results from the inventory errors was first disclosed to investors in a press release and Current Form 8-K filed by the Company on December 30, 2005. Based on the best information available at that time the Company disclosed that an adjustment would be required to properly value inventory and that this adjustment was estimated to be in the range of $4 to $6 million. It further stated that this issue arose “from difficulties in implementing [GTSI’s] enterprise resource planning system” which was referred to within the Company as “GEMS”. Because GEMS was first implemented by the Company in April 2005, the related errors did not occur prior to January 1, 2005.

On March 16, 2006, the Company filed another Current Report to provide investors updated information concerning the inventory adjustment. At that time the actual amount of the adjustment was determined to be $5.6 million, which was within the range of the previously disclosed estimate.

On April 7, 2006, and April 14, 2006, the Company disclosed the fact that certain interim financial statements for 2005 could not be relied upon because of revenue recognition issues. These errors were due, in large part, to the implementation of GEMS and had the effect of shifting revenue between quarters. Therefore the impact of this revenue recognition issue was limited to 2005 and had a minimal effect on the year as a whole, which was reflected in restated quarterly information included in the Annual Report on Form 10-K filed by the Company for the year ended December 31, 2005.

These errors related to inventory and revenue recognition were identified and corrected prior to the issuance of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005; therefore the financial information contained therein was presented accurately. Such Form 10-K also included a restatement of the quarterly information for the three quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

Impact on Periods Prior to the Year 2005

The conditions giving rise to the two types of accounting errors referenced in your question were attributable to (i) our implementation of GEMS, which occurred in mid-April, 2005, (ii) the 2005 material weaknesses in finance and accounting staffing and the financial close and reporting process, and (iii) an increase in certain revenue transactions that the Company entered into during the year ended December 31, 2005.

Inventory

The implementation of GEMS in April 2005 resulted in over-ordering of product, and diminished ability, both in terms of timely management information, and in terms of the availability of sufficient personnel resources, to properly manage inventory levels. Upon our discovery of the rise in levels of excess inventory, the Company reviewed historical inventory records, including periods prior to the GEMS implementation, and determined that the buildup of excess inventory began in the second quarter of 2005. An analysis of inventory and physical count as of December 31, 2005 indicated some of the excess inventory had become obsolete due to the passage of time from the second quarter to December 31, 2005. Accordingly, the Company recorded a charge to appropriately value the inventory at the lower of cost or market value, at the end of each quarter.

However, in order to challenge this conclusion, our internal auditors reviewed an analysis as of both December 31, 2004 and March 31, 2005 that used the same methodology as the analyses as of June 30, 2005, September 30, 2005 and December 31, 2005. The analysis of inventory held as of December 31, 2004 and March 31, 2005 confirmed management’s belief that the inventory was properly valued as of such dates, and that there were no material amounts of excess and obsolete inventory at such dates. Therefore, this analysis confirmed that the excess and obsolete inventory began to accumulate subsequent to April 2005.

Revenue Recognition

The GEMS implementation also created revenue recognition issues. The most significant issues included the Company’s accounting for shipments directly from its suppliers to GTSI’s customers and accounting for multiple element units of accounting in certain orders. GEMS, unlike our prior system, used default dates in recording the date that inventory was delivered directly from suppliers to customers, thereby causing errors in the timing of revenue recognition, as the errors were not identified by management on a timely basis during the quarters. In order to challenge the conclusion that these errors occurred solely as a result of implementing GEMS, our internal auditors reviewed an analysis as of December 31, 2004 and March 31, 2005  that used the same methodology as the analyses as of June 30, 2005, September 30, 2005 and December 31, 2005. The analysis of shipping dates as of December 31, 2004 and March 31, 2005 confirmed management’s belief that the revenue was properly recognized for the year ended December 31, 2004. However, management found that revenue for the quarter ended March 31, 2005 was improperly stated as a result of orders recognized in April, after the implementation of GEMS that should have been recorded as revenue upon delivery, which actually occurred in March. Therefore, as disclosed in GTSI’s Form 8-Ks, the Company restated the quarterly information for each of the quarters in 2005.

GTSI has also historically entered into multiple element arrangements with its customers. Under its prior system, revenue recognition was, in part, a manual operation separate from the invoicing of customers. Upon the implementation of GEMS, revenue recognition processes were modified, with the results being that revenue for multiple element arrangements were recorded in the wrong period. As a result, since GEMS was implemented in April 2005, revenue recognition errors for multiple element arrangements did not occur nor were any prior period adjustments necessary for this issue, prior to the second quarter of the year ended December 31, 2005.

Other revenue recognition prior period adjustments were related to the accounting for certain lease arrangements, service revenue and sales returns. Errors in these areas were primarily due to high turnover in key accounting management positions during 2005 and the corresponding loss of knowledge capital. Furthermore, the volume of such transactions significantly increased during the year ended December 31, 2005, as a result of the Company’s changing business strategy to focus on leasing transactions and professional services. When each type of error was discovered, extensive analysis and review of leases, service contracts, and return authorizations was conducted. All of the accounts affected by these transactions including revenue, cost of sales, accounts receivable, accounts payable, and inventory were extensively and thoroughly reviewed by employees or newly retained external consultants with the requisite technical accounting knowledge to make appropriate determinations. Analysis of each area (leasing, professional services, and customer returns) was conducted with particular focus on quarter and year-end cutoffs. In each area not caused by the implementation of GEMS, no material errors were found prior to the second quarter of 2005. This fact gave management assurance that the prior period adjustments necessary during the 2005 quarters did not impact 2004 or other prior years.

If you have any questions concerning this matter please contact the undersigned at 703-502-2199.

Sincerely,

/s/ Thomas A. Mutryn
Thomas A. Mutryn
GTSI Corp.
SVP & CFO